Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of JULY 2020	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Renews Its Securitization Facility

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--July 24, 2020--Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or the “Company”) announced today that on July 23, 2020 the Company renewed its accounts-receivables securitization facility (the “Securitization Facility”) with an affiliate of Intesa Sanpaolo S.p.A. (the “Assignee”) for an additional 5-year period.

Originally entered into in July 2015, the Securitization Facility, as renewed, allows the Company to assign trade receivables to the Assignee for a maximum amount of €40.0 million, on a revolving basis and maintaining only a limited risk in the assigned trade receivables, in exchange for short-term credit, thereby continuing to provide the Company with an important and stable source of liquidity. Notably, under the Securitization Facility, as renewed, the Company is entitled to assign a wider range of trade receivables, thus adding flexibility to the Company’s funding capacity.

“We are pleased for this continuing and fruitful collaboration with our main financial partner. said Vittorio Notarpietro, CFO of the Natuzzi Group. “The renewal of the securitization program under more attractive terms reflects both the high quality of our customers’ portfolio and the Company’s ability to effectively access the capital markets. As we continue to implement our retail-based strategy and restructure our operations, it is extremely important to rely on a multi-year and efficient funding scheme, especially in times of uncertainty such as the current one.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the European lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2018) and has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Contacts

Natuzzi Investor Relations
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	JULY 24, 2020	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi